PNS

17008404

SEC
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33594

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2016** (MM/DD/YY) AND ENDING **12/31/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EMPIRE INVESTMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

136-20 38TH AVENUE SUITE 9E
(No. and Street)

FLUSHING	**New York**	**11354**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lian Huo Wu **(718) 445-2313**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr. CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Suite 508 West	**Southfield**	**MI**	**48075**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RS

OATH OR AFFIRMATION

I, **Lian Huo Wu**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Empire Investment, Inc.**, as of **December 31**, 20 **16**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 19

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRE INVESTMENT, INC.

Financial Statements and Supplemental Schedules

December 31, 2016

(With Independent Auditor's Report Thereon and Supplemental Reports)

EMPIRE INVESTMENT, INC.

December 31, 2016

Table of Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Empire Investment, Inc.
136-20 38th Avenue
Flushing, NY 11354

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Empire Investment, Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Empire Investment, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empire Investment, Inc. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Empire Investment, Inc. financial statements. Supplemental Information is the responsibility of Empire Investment, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its

form and content is presented in conformity 7 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 10, 2017

EMPIRE INVESTMENT, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash	$	12,014
Due from clearing broker		120,360
Securities owned, at market		147
TOTAL ASSETS	$	132,521

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	30,703
TOTAL LIABILITIES		30,703
Commitments and contingent liabilities		
Stockholder's equity		
Common stock, no par value, 200 shares authorized, 30 shares issued and outstanding		164,388
Paid-in capital		584,337
Deficit		(646,907)
Total stockholder's equity		101,818
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	132,521

The accompanying notes are an integral part of these financial statements.

EMPIRE INVESTMENT, INC.

STATEMENT OF REVENUE AND EXPENSES

For the Year Ended December 31, 2016

Revenues:		
Commissions revenue	$	235,354
Gain(loss) on securities		12
Other income		10,094
Interest income		12,225
Total Revenues		257,685
Expenses:		
Payroll and employee benefits		155,738
Clearing fees		71,616
Occupancy		38,669
Communications		19,273
Travel and entertainment		13,650
Professional fees		12,105
Maintenace and repairs		10,732
Office expense and supplies		5,417
Other expenses		3,505
Regulatory fees		3,336
Errors/write offs		4
Total Expenses		334,045
Net loss	$	(76,360)

The accompanying notes are an integral part of these financial statements.

EMPIRE INVESTMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2016

	Common Stock		Additional Paid-in		
	Shares	Amount	Capital	Deficit	Totals
Balances at January 1, 2016	200	$ 164,388	$ 515,337	$ (570,547)	$ 109,178
Contribution from shareholder	-	-	69,000	-	69,000
Net loss	-	-	-	(76,360)	(76,360)
Balances at December 31, 2016	200	$ 164,388	$ 584,337	$ (646,907)	$ 101,818

The accompanying notes are an integral part of these financial statements.

EMPIRE INVESTMENT, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(76,360)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Clearing deposit		(35)
Securities owned		(3)
Accounts payable and accrued expenses		(5,387)
NET CASH USED BY OPERATING ACTIVITIES		(81,785)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		69,000
NET CHANGE IN CASH		(12,785)
CASH		
Beginning of year		24,799
End of year	$	12,014
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$	-
Cash paid for income taxes	$	234

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Empire Investment, Inc. (the "Company"), a New York S Corporation formed in 1984, is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

Nature of Business

The Company earns commission income by introducing and forwarding as a broker, transactions and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis, and by participating in private placements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Depreciation

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years on a straight line basis. The cost of leasehold improvements is depreciated over the estimated useful lives of the related assets or the term of the related lease, whichever is shorter.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Customer securities transactions are reported on a settlement date basis with related commission fee income and expenses also reported on a settlement date basis. There is no material difference from reporting on a trade date basis.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Subsequent Events

The Company has evaluated subsequent events through February 10, 2017, the date that its financial statements were ready to be issued. The Company believes that there are no subsequent events requiring further disclosure.

NOTE 3 – INCOME TAXES

The Company has elected "S Corporation" status with the Internal Revenue Service and state taxing authorities. The stockholder includes the "S Corporation" income or loss in his individual tax return, and accordingly, no federal or state income taxes or benefits are provided for in the financial statements during the period of "S Corporation" status.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $101,671, which was $96,671 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.30 to 1.

NOTE 5 – OFF BALANCE SHEET RISK

Pursuant to a Clearing Agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company pays rent for office space to a related party. Rental payments are $3,000 per month. During 2016 the Company paid $36,000 in rent.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

EMPIRE INVESTMENT, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

NET CAPITAL:			
Stockholder's equity		$	101,818
Less non-allowable assets and deductions:			
Haircuts on securities	147		
			147
NET CAPITAL		$	101,671
AGGREGATE INDEBTEDNESS, total liabilities		$	30,703
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$	2,047
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$	5,000
MINIMUM NET CAPITAL REQUIRED		$	5,000
EXCESS NET CAPITAL ($101,671 - $5,000)		$	96,671
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	30,703		
NET CAPITAL	101,671		30.20%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

EMPIRE INVESTMENT, INC.

SCHEDULE II
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/DEALERS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2016

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (K) (2) (ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

EMPIRE INVESTMENT, INC.
136-20 38th Avenue Suite 9E
Flushing, N.Y. 11354
(718) 445-2313

SEC Rule 15c3-3(k) Exemption Report
For year ending December 31, 2016

Empire Investment, Inc. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers or dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of subsection (k)(2)(ii).

2. The Company met the requirements of this exemption provision throughout the most recent fiscal year without exception.

Empire Investment, Inc.

I, Lian Huo Wu, swear that, to my best knowledge and belief, that this Exemption Report is true and correct.

________________________ 2-10-17
Lian Huo Wu, President Date

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 10, 2017

Board of Directors
Empire Investment, Inc.
136-20 38th Avenue Suite 9E
Flushing, NY 11354

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Empire Investment, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Empire Investments, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Empire Investment, Inc. stated that Empire Investment, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Empire Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Empire Investment, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Shareholder of
Empire Investment, Inc.
136-20 38th Avenue Suite 9E
Flushing, NY 11354

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31 , 2016, which were agreed to by Empire Investment, Inc. . and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Empire Investment, Inc. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Empire Investment, Inc.'s management is responsible for Empire Investment, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $226.44.

2. Compared audited Total Revenue for the period of January 1, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Empire Investment, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 10, 2017

EMPIRE INVESTMENT, INC.

SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2016

Total revenue (FOCUS Line 12/Part IIA Line 9)	$	257,685
Deductions		
Commissions, floor brokerage and clearance paid to other SIPC members in connections with securities transactions		71,616
Revenues from thedistribution of shares of a registered open end investment company and from the sale of insurance		-
Total deductions		71,616
SIPC net operating revenues	$	186,069
SIPC general assessment at .0025	$	465
Less: payments		226
Assessment balance due	$	239